Mail Stop 3651

October 20, 2006

<u>Via Fax and U.S. Mail</u>

George R. Chapdelaine
CEO, President and Director
Boston Restaurant Associates, Inc.
Stonehill Corporate Center
999 Broadway, Suite 400
Saugus, MA 01906

RE: **Boston Restaurant Associates, Inc.**
Amendment no. 2 to Schedule 13E-3 filed on October 12, 2006
File No. 005-49225

Boston Restaurant Associates, Inc.
Amendment no. 2 to Schedule 14A filed on October 13, 2006
File No. 001-13320

Dear Mr. Chapdelaine:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

1. We note your response to prior comment one of our letter dated September 27, 2006. While not concurring with your analysis, and expressing no opinion on your conclusion, we will raise no further comment after the disclosure is amended to

summarize your view. Specifically, your disclosure should explain why, if true, acquiring approximately an additional 26% of shares and then refusing to consider alternative offers unless substantially in excess of $.75 did not constitute the first step in a going private transaction. Refer to Item 1005(a) of Regulation M-A (requiring that the nature of the transaction be described).

Preliminary Proxy Statement

Special Factors, page 11
Reasons for the Special Committee's Determination of Fairness of the Merger and Recommended Approval of the Merger, page 16

2. We note your response to prior comment 11 and reissue. Please expand your disclosure on page 19 to discuss in greater detail why the board did not consider liquidation value. In addition, please expand your disclosure to discuss going concern value in reasonable detail. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders, page 19

3. We note your response to prior comment 12, however, did not note revisions to the heading. Please revise your heading to reflect that the discussion that follows also addresses fairness of the merger to stockholders "other than affiliates of Parent."

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas, page 19

4. We note your response to prior comment 15 and reissue. Please expand your disclosure to discuss going concern value in reasonable detail. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

Opinion of Financial Advisor to the Special Committee, page 25
Discounted Cash Flow Analysis, page 32

5. We note your response to prior comment 18 and reissue. Please include the previously requested disclosure.

Purpose and Structure of the Merger, page 34

6. We note your response to prior comments 19 and 20. The Contributing Stockholders are currently listed as filing persons and will need to provide disclosure response to Items 1013(b) and (c) of Regulation M-A. Please revise.

<u>Closing</u>

Please amend the Schedule 13E-3 and preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: David D. Gamell, Esq.
      Brown Rudnick
      via facsimile: (617)856-8201